                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ____)*


TEAM America Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

Common Shares, without par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

878153 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)


Robert J. Tannous, 41 South High Street, Columbus, OH 43215 (614) 227-1953
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


October 31, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

878153 10 5


CUSIP NO.  878153 10 5
------------------------------------------------------------------------------------------------------------------------------------
     1        Names of Reporting Persons.
              I.R.S. Identification Nos. of above persons (entities only).

              Byron G. McCurdy
------------------------------------------------------------------------------------------------------------------------------------
     2        Check the Appropriate Box if a Member of a Group (See Instructions)
              (a)
              (b)
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     3        SEC Use Only
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     4        Source of Funds (See Instructions)      SC
------------------------------------------------------------------------------------------------------------------------------------
     5        Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
------------------------------------------------------------------------------------------------------------------------------------
     6        Citizenship or Place of Organization   United States
------------------------------------------------------------------------------------------------------------------------------------
                                   7       Sole voting Power                                                             371,409


         NUMBER OF           -------------------------------------------------------------------------------------------------------
           SHARES                  8       Shared Voting Power                                                                 0
        BENEFICIALLY
          OWNED BY
            EACH             -------------------------------------------------------------------------------------------------------
         REPORTING                 9       Sole Dispositive Power                                                        371,409
        PERSON WITH

                             -------------------------------------------------------------------------------------------------------
                                  10       Shared Dispositive Power                                                            0


------------------------------------------------------------------------------------------------------------------------------------
    11        Aggregate Amount Beneficially Owned by Each Reporting Person                                               371,409
------------------------------------------------------------------------------------------------------------------------------------
    12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
------------------------------------------------------------------------------------------------------------------------------------
    13        Percent of Class Represented by Amount in Row (11)                                                           7.94%
------------------------------------------------------------------------------------------------------------------------------------
    14        Type of Reporting Person  (See Instructions)

              IN
------------------------------------------------------------------------------------------------------------------------------------

INSTRUCTIONS FOR COVER PAGE

(1) Names and I.R.S. Identification Numbers of Reporting Persons - Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself -including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH
        SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and such membership is expressly affirmed, please check row 2(a). If the membership in a group is disclaimed or the reporting person describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless a joint filing pursuant to Rule 13d-1(f)(l) in which case it may not be necessary to check row 2(b)].

(3)     The 3rd row is for SEC internal use; please leave blank.

                                       2
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CUSIP No.  878153 10 5


                                  SCHEDULE 13D

Item 1.  Security and Issuer

   (a)   Title of Class of Securities: Common Stock, without par value
   (b)   Name of Issuer: TEAM America Corporation
   (c) Address of Issuer's Principal Executive Offices: 110 E. Wilson Bridge Road, Worthington, Ohio 43085

Item 2.  Identity and Background

   (a)   Name of Persons Filing:  Byron G. McCurdy
   (b)   Address of Principal Business Office, or, if  none, Residence:
         212 Second Avenue West, Twin Falls, Idaho 83301
   (c) Present Occupation: President of Aspen Consulting, Inc., a subsidiary of Issuer, 212 Second Avenue West, Twin Falls, Idaho 83301
   (d)   Criminal convictions:  Not applicable
   (e)   Civil proceedings:  Not applicable
   (f)   Citizenship:  Mr. McCurdy is a United States Citizen

Item 3.  Source and Amount of Funds or Other Consideration

         The shares were acquired pursuant to an Agreement and Plan of Merger entered into between Team America Corporation and Aspen Consulting Group, Inc. Mr. McCurdy was a shareholder of Aspen Consulting Group, Inc. and received shares of TEAM America Corporation in exchange for his shares of Aspen Consulting Group, Inc.

Item 4.  Purpose of Transaction

         Mr. McCurdy acquired the shares for investment.

(a)  Acquisition of additional shares: Not applicable
(b)  Extraordinary corporate action: Not applicable
(c)  Sale or transfer of material assets: Not applicable
(d)  Any change in the board of directors: Not applicable
(e)  Any material change in the capitalization of issuer: Not applicable
(f)  Any other material change: Not applicable
(g)  Changes in the issuer's articles or regulations: Not applicable
(h)  Causing securities to be delisted: Not applicable
(i)  Termination of registration : Not applicable
(j)  Any other action: Not applicable

                                Page 3 of 4 Pages

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CUSIP No.  878153 10 5


Item 5.  Interest in Securities of Issuer

     (a)  Amount Beneficially Owned: 371,409 shares; Percent of Class: 7.94%
     (b)  Number of Shares as to which such person has:
          (i)  Sole power to vote or to direct the vote: 371,409 shares
          (ii) Shared power to vote or to direct the vote: 0
          (iii) Sole power to dispose or to direct the disposition of: 371,409 shares
          (iv) Shared power to dispose or to direct the disposition of: 0 shares
     (c)  Transactions effected by Mr. McCurdy: Not applicable
     (d)  Another's right to receive dividends: Not applicable
     (e)  Date ceased to be a 5% owner: Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Mr. McCurdy has entered into a stock option agreement with TEAM America Corporation whereby the right to purchase vests at a rate of 20% per year starting one year after the date of grant (October 31, 1997). The total amount of options under the agreement is 159,702 with an exercise price of $10.50.

Item 7.  Material to be filed as Exhibits.

         Attached as Exhibit A is a copy of a stock option agreement entered into between Mr. McCurdy and TEAM America Corporation.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:  February 9, 1998                        /s/BYRON G. McCURDY
                                                --------------------
                                                Byron G. McCurdy


                                Page 4 of 4 Pages

                                                                       EXHIBIT A

                            TEAM AMERICA CORPORATION

                             STOCK OPTION AGREEMENT
                             ----------------------

         Effective as of October 31, 1997 (the "Effective Date"), TEAM America Corporation (the "Company") hereby grants to Byron G. McCurdy (the "Optionee") an option (the "Option") to purchase 159,702 shares of its common stock, without par value (the "Option Shares"), at a price of $10.50 per share (the "Option Price") on the following terms and conditions:

    1. TIME OF EXERCISE. This Option may be exercised, from time to time, in full or in part, by the Optionee to the extent this Option is vested based upon the number of full years the Optionee is an employee of the Company (or one of its affiliated companies) after the Effective Date (the "Vested Percentage") and remains exercisable (subject to the provisions herein) until it has been exercised as to all of the Shares or the tenth (10th) anniversary of this Agreement, whichever occurs first. The Optionee is entitled to exercise this Option to the extent of the percentage of, and not to exceed in the aggregate, the maximum number of the Shares, based upon the Vested Percentage, from time to time, as determined in accordance with the following schedule:

           Years of Employment                              Total
          After the Effective Date                    Vested Percentage
          ------------------------                    -----------------

                   1                                           20%
                   2                                           40%
                   3                                           60%
                   4                                           80%
                   5                                           100%


       Notwithstanding the foregoing, this Option may not be exercised unless
(i) the Option Shares are registered under the Securities Act of 1933, as amended, and are registered or qualified under applicable state securities or "blue sky" laws, or (ii) the Company has received an opinion of counsel to the Company to the effect that this Option may be exercised and Option Shares may be issued by the Company pursuant thereto without such registration or qualification. If this Option is not otherwise exercisable by reason of the foregoing sentence, the Company will take reasonable steps to comply with applicable state and federal securities laws in connection with such issuance.

        2. METHODS OF EXERCISE. This Option is exercisable by delivery to the Company of written notice of exercise which specifies the number of shares to be purchased and payment in full in cash. Upon receipt of payment for the shares to be purchased pursuant to this Option, the Company will deliver or cause to be delivered to the Optionee or to any other person exercising this Option, a certificate or certificates for the number of shares with respect to which this Option is being exercised, registered in the name of the Optionee or other person exercising this Option, or if appropriate, in the name of such broker or dealer; provided, however, that if any law or regulation or order of the Securities and Exchange Commission or other body having jurisdiction over the


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exercise of this Option will require the Company or Optionee (or other person exercising this Option) to take any action in connection with the shares then being purchased, the delivery of the certificate or certificates for such shares may be delayed for the period necessary to take and complete such action.

        3. ACQUISITION FOR INVESTMENT. This Option is granted on the condition that the acquisition of the Option Shares hereunder will be for the account of the Optionee (or other person exercising this Option) for investment purposes and not with a view to resale or distribution, except that such condition will be inoperative if the Option Shares are registered under the Securities Act of 1933, as amended, or if in the opinion of counsel for the Company such shares may be resold without registration. At the time of any exercise of this Option, the Optionee (or other person exercising this Option) will execute such further agreements as the Company may require to implement the foregoing condition and to acknowledge the Optionee's (or such other person's) familiarity with restrictions on the resale of the Option Shares under applicable securities laws.

        4. DISPOSITION OF SHARES. The Optionee or any other person who may exercise this Option will notify the Company within seven (7) days of any sale or other transfer of any Option Shares. If any class of equity securities of the Company is registered pursuant to section 12 of the Securities Exchange Act of 1934, as amended, and the Optionee or any other person who may exercise this Option is subject to section 16 of that Act by virtue of such Optionee's or person's relationship to the to the Company, the Optionee or other person exercising this Option agrees not to sell or otherwise dispose of any Option Shares unless at least six (6) months have elapsed from the Effective Date.


        5. NON-TRANSFERABILITY OF OPTIONS. This Option shall not be transferable by the Optionee otherwise than by will or the laws of descent and distribution and may be exercised, during the lifetime of the Optionee, only by him or by his guardian or legal representative. Notwithstanding the foregoing, an Optionee may transfer this Option to members of his or her immediate family (as defined in Rule 16a-1 promulgated under the 1934 Act), to one or more trusts for the benefit of such family members or to partnerships in which such family members are the only partners if the Optionee does not receive any consideration for the transfer.

       6.  STOCK SPLITS; MERGERS; REORGANIZATIONS; SALE OF ASSETS.

                (a) In the event of a stock split, stock dividend, combination or exchange of shares, exchange for other securities, reclassification, reorganization, redesignation or other change in the Company's capitalization, the aggregate number of Option Shares and the Option Price shall be proportionately adjusted or substituted to reflect the same. The Company shall make such other adjustments to the Options as may be appropriate and equitable, which adjustments may provide for the elimination of fractional shares.

                (b) In the event of a change of the common stock, without par value, of the Company resulting from a merger or similar reorganization as to which the Company is the surviving corporation, the number and kind of shares which thereafter may be purchased pursuant to this Option and the Option Price shall be appropriately adjusted in such manner as the Company may deem equitable to prevent dilution or enlargement of the rights available or granted hereunder.

                (c) Except as otherwise determined by the Company, a merger or a similar reorganization which the Company does not survive (other than a merger or similar reorganization involving only a change in the state of incorporation or an internal reorganization not involving a change in control as defined herein), or a sale of all or substantially all of the assets of the Company, shall cause this Option to terminate, to the extent not then exercised, unless any surviving entity agrees to assume the obligations hereunder.

       7. RIGHTS AS SHAREHOLDER. The Optionee shall have no rights as a shareholder with respect to any Option Shares covered by this Option until the date of issuance of a stock certificate to the Optionee for such Option Shares.

       8. TERMINATION OF EMPLOYMENT.

                (a) Upon termination of the Optionee's employment with the Company or an affiliate of the Company, other than termination of employment by reason of disability or death or for cause, the Optionee shall have 30 days after the date of termination of employment (but not later than the expiration date of this Stock Option Agreement) to exercise this Option held by him or her to the extent the same were exercisable on the date of termination; PROVIDED, HOWEVER, if such termination is due to the Optionee's retirement with the consent of the Company, this Option shall then be exercisable to the extent of 100% of the Shares subject thereto. The Company may cancel this Option during the 30-day period after termination of employment referred to in this paragraph if the Optionee engages in employment or activities contrary, in the sole opinion of the Company, to the best interests of the Company or any of its affiliates.

                (b) Upon termination of the Optionee's employment by reason of disability or death, the Optionee or the Optionee's personal representative, or the person or persons to whom his or her rights under this Option pass by will or the laws of descent or distribution, shall have one year after the date of termination of employment by reason of disability or death (but not later than the expiration date of this Stock Option Agreement) to exercise this Option to the extent the same were exercisable on the date of the Optionee's termination of employment; PROVIDED, HOWEVER, the Company may, but shall not be required to, permit, in its discretion, the exercise of all or any portion of this Option granted to the Optionee not otherwise exercisable.

                (c) Upon termination of the Optionee's employment for cause, this Option shall terminate effective on the date of termination of employment.

                (d) For purposes of this Stock Option Agreement, the term "termination of employment for cause" shall mean termination of employment for
(a) the commission of an act of dishonesty, including but not limited to misappropriation of funds or property of the Company or any of its affiliates;
(b) the engagement in activities or conduct injurious to the reputation of the Company or any of its affiliates; (c) the conviction or entry of a guilty or no contest plea to a misdemeanor involving an act of moral turpitude or a felony;
(d) the violation of any of the terms and conditions of any written agreement the Optionee may have from time to time with the Company or any of its affiliates; or (e) any refusal to comply with the written directives, policies or regulations established from time to time by the Company or any of its affiliates.

       9. NO CONTRACT OF EMPLOYMENT. Nothing in this Stock Option Agreement shall confer on the Optionee any right to continue in the employ or service of the Company or any affiliate of the Company or interfere with the right of the Company or an affiliate of the Company to terminate the Optionee's employment or other services at any time.

       10. WITHHOLDING TAXES. The Company's obligation to deliver Shares upon exercise of this Option shall be subject to the Optionee's satisfaction of all applicable federal, state or local tax withholding obligations. The Company or any of its affiliates shall have the right to withhold from any salary, wages, or other compensation for services payable by the Company or any of its affiliates to or with respect to the Optionee, amounts sufficient to satisfy any federal, state or local withholding tax liability attributable to the Optionee's (or any beneficiary's or personal representative's) receipt or disposition of Shares purchased under this Option or to take any such other action as it deems necessary to enable it to satisfy any such tax withholding obligations.

       11. GENERAL. This Stock Option Agreement will be construed as a contract under the laws of the State of Ohio without reference to Ohio's choice of law rules. It may be executed in several counterparts, all of which will constitute one agreement. It will bind and benefit the parties and their respective successors, assigns, and legal representatives.

                IN WITNESS WHEREOF, the Company and the Optionee have executed this Stock Option Agreement as of the date first above written.

OPTIONEE:                           TEAM AMERICA CORPORATION



 /s/Byron G. McCurdy                By:   /s/Richard C. Schilg
---------------------------           -----------------------------------------
Byron G. McCurdy                        Richard C. Schilg, Chairman, President
                                          and Chief Executive Officer
Option to Purchase 159,702 Shares